

Mail Stop 3720

February 19, 2016

Mr. John Rego
Chief Financial Officer
Tremor Video, Inc.
1501 Broadway
Suite 801
New York, NY 10036

      Re: **Tremor Video, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Response Dated February 12, 2016
             File No. 1-35982

Dear Mr. Rego:

    We have reviewed your February 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response, we may have additional comments.

Form 10-K for the year ended December 31, 2014

1.   You state that the company considers the Tremor Video Network "to be any campaigns purchased on a guaranteed and fully managed basis through insertion orders." With respect to agency trading desks transacting directly through the Tremor Video Network, please explain to us why these services are considered to be fully managed.

2.   We refer to transactions made by agency trading desks that transact directly through the Tremor Video Network. Please tell us if the transactions benefit from the optimization features that exist for non-programmatic transactions.

3.   Please provide us with a more specific and comprehensive discussion of the nature of the guarantees associated with campaigns purchased through agency trading desks. In this regard, we note that you are required to secure the inventory to fulfill the campaign. Tell

us if the pricing for such inventory is fixed with the agency trading desks prior to the inventory being purchased and if you have the potential for realizing a loss on these transactions.

4. We refer to your analysis of internal controls in response to comment 10. We note that the company has determined that a material weakness in its internal control over financial reporting would have existed for the periods ending March 31, June 30 and September 30, 2015 as a result of its failure to sufficiently analyze and identify the appropriate customer and deliverable in its SSP platform. Please tell us about the company's conclusion as of December 31, 2015.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

cc: Peyton Worley, Esq.
        Cooley, LLP